



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04052907

December 21, 2004

Steven J. Kemps
Senior Counsel and Assistant Secretary
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261-9100

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/21/2004

Re: Kimberly-Clark Corporation
Incoming letter dated December 1, 2004

Dear Mr. Kemps:

This is in response to your letter dated December 1, 2004 concerning the shareholder proposal submitted to Kimberly-Clark by Chris Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

55785



Steven J. Kemps
Senior Counsel and
Assistant Secretary



December 1, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposal Submitted by Chris Rossi

Ladies and Gentlemen:

On September 13, 2004, Kimberly-Clark Corporation (the "Company" or "Kimberly-Clark") received a proposed stockholder resolution (the "Proposal") from Mr. Chris Rossi (the "Proponent") for inclusion in the proxy materials to be distributed in connection with the Company's 2005 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal calls for the Company to "amend [its] governing instruments to adopt the following: Beginning in the 2006 fiscal year, Kimberly-Clark shall rotate the auditing firm every 5 years." A copy of the Proposal and the accompanying supporting statement are attached hereto as Exhibit A.

The Company presently intends to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company respectfully requests that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action against the Company if it does so.

In accordance with Rule 14a-8(j) under the Exchange Act, the undersigned, on behalf of the Company, hereby files six copies of this letter, together with the exhibits hereto. We are also sending a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from its Proxy Materials.

The Proposal Topic Relates to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." The Company believes that the Proposal is properly excludable from its Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal's topic, the selection of the Company's auditing firm (and the timing of such selection), relates to the ordinary business operations of the Company.

A nearly identical proposal was submitted to ConAgra Foods, Inc. by the Proponent for inclusion in the proxy materials to be distributed in connection with ConAgra's 2002 annual meeting of shareholders. See *ConAgra Foods, Inc.* (Publicly available June 14, 2002). The ConAgra shareholder proposal read: "The shareholders of Con-Agra request the Board of Directors take the necessary steps to amend the company's governing instruments to adopt the following:

P.O. Box 619100 Dallas, Texas 75261-9100
(972) 281-1441

Beginning on the 2003 Con-Agra fiscal year, the present auditing firm will be changed and every (4) years a new auditing firm will be hired." In response to ConAgra's no-action request, the Staff stated its view: "[t]here appears to be some basis for [the] view that ConAgra may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., the method of selecting independent auditors)." See also *American Financial Group, Inc.* (Publicly available April 4, 2002)(proposal submitted by Proponent on same topic as Proposal excludable under Rule 14a-8(i)(7)). The *ConAgra* and *American Financial Group* letters are consistent with a long line of no-action letters in which the Staff, pursuant to Rule 14a-8(i)(7), indicated that it would not recommend enforcement action if proposals relating to the selection of auditors were excluded. See, e.g., *Kohl's Corporation* (Publicly available January 27, 2004), *The Allstate Corporation* (Publicly available February 5, 2003), *Fleetwood Enterprises, Inc.* (Publicly available April 24, 2002) and *SONICblue Incorporated* (Publicly available March 23, 2001).

The Proposal is nearly identical to the proposals at issue in *ConAgra* and *American Financial Group*. As was the case in *Con Agra* and *American Financial Group*, the selection of the Company's auditor is made pursuant to carefully developed internal procedures. The Proposal would interfere with the conduct of the Company's ordinary business operations because it would require the Company to change auditors every five years no matter what business judgment was made with respect to the auditor's experience and qualifications. Accordingly, the Company should be permitted to exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(7).

Conclusion

On the basis of the foregoing, the Company intends to exclude the Proposal from the Proxy Materials in reliance on Rule 14a-8(i)(7). The Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend enforcement action if it does so.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the messenger, who has been instructed to wait. Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of its response. If you have any questions regarding this matter, please contact the undersigned at 972-281-1441.

Very truly yours,

Steven J. Kemps
Senior Counsel and Assistant Secretary

EXHIBIT A

Chris Rossi
P.O. Box 249
Boonville, Ca. 95415

September 8, 2004

Kimberly-Clark
Timothy C. Everett-Corp. Secretary
P.O. Box 619100
Dallas , Texas 75261-9100

CHRIS ROSSI PROPOSAL TO BE SUBMITTED IN THE 2005 KIMBERLY-CLARK PROXY MATERIAL

The shareholders of Kimberly-Clark request the board of directors take necessary steps to amend the company's governing instruments to adopt the following : Beginning in the 2006 fiscal year KImberly-Clark shall rotate the auditing firm every 5 years . The same auditing firm will not be employed for more than 5 years in a row .

Chris Rossi holder of 3120 common shares Kimberly-Clark Certificate #s FBU 232176 1/11/96 & FBU 308711 4/2/97 .Chris Rossi has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual shareholder's meeting .

SUPPORTING STATEMENT

The proponent believes that the relationship between management and the auditing firm becomes to comfortable and cozy over time in corporate America . The proponent believes rotating auditors has two benefits . One, the next auditor will uncover accounting problems , because they don't want to be held responsible for the last auditing firms coverup . Second , knowing that the auditing firm's work will be reviewed by the next auditing firm in a few years will be a lot more inclined to keep management's books straight .

The proponent believe's good accounting is the bedrock of American financial markets . The inordinate amount of accounting scandals of the last ten years could have been avoided . If the auditing firms were more independent and the problems were uncovered at an earlier stage . Management won't rotate auditors because it interferes with their influence over the auditing firm .

Chris Rossi

Chris Rossi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 21, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Kimberly-Clark Corporation
Incoming letter dated December 1, 2004

The proposal requests that the board take the necessary steps to amend Kimberly-Clark's governing instruments to provide that Kimberly-Clark will rotate its auditing firm every five years.

There appears to be some basis for your view that Kimberly-Clark may exclude the proposal under rule 14a-8(i)(7), as relating to Kimberly-Clark's ordinary business operations (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Kimberly-Clark omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Kurt K. Murao
Attorney-Advisor